ViewTrade Securities, Inc.

7280 W. Palmetto Park Road, Suite 105

Boca Raton, Florida 33433

July 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Newater Technology, Inc.

       Request for Acceleration of Registration Statement, as amended, on Form F-1

       File No. 333-217355

Ladies and Gentlemen:

In accordance with the above-referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Newater Technology, Inc. that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:30 p.m., Eastern time, on Thursday, July 27, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 13, 2017 to the date of this letter, the preliminary prospectus, dated July 13, 2017, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	1
Copies to prospective dealers:	3
Copies to prospective institutional investors:	0
Copies to prospective retail investors and others:	150
Total:	154

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

VIEWTRADE SECURITIES, INC.,
As Representative of the several Underwriters

By:	/s/ Douglas Aguililla
Name:	Douglas Aguililla
Title:	Director